EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2007 – September 30, 2008

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	9 Months* ended Sept. 30,		12 Months ended
			Sept. 30,		Dec. 31
	2008	2007	2008	2007	2007
Fixed Charges, as defined:
Interest on Long-Term Debt	$25,251	$25,859	$33,686	$34,503	$34,294
Other Interest	2,473	2,690	3,899	5,608	4,116
Amortization of Debt Discount and Expense	525	536	700	715	711
Interest Portion of Rentals	1,163	1,134	1,552	1,495	1,523

Total Fixed Charges, as defined	$29,412	$30,219	$39,837	$42,321	$40,644

Earnings, as defined:
Net Income	$36,345	$44,784	$66,058	$74,896	$74,497
Taxes on Income	21,199	26,178	39,081	43,759	44,060
Fixed Charges, as above	29,412	30,219	39,837	42,321	40,644

Total Earnings, as defined	$86,956	$101,181	$144,976	$160,976	$159,201

Ratio of Earnings to Fixed Charges	2.96	3.35	3.64	3.80	3.92

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.